SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CHINA UNITED INSURANCE SERVICE, INC.

(Exact name of registrant as specified in its charter)

Delaware	98-6088870
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Building 4F, Hesheng Plaza No. 26 Yousheng S Rd. Henan, People’s Republic of China
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange of which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: 333-174198

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, par value of $0.00001

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

Common Stock

China United Insurance Service, Inc. (the “Registrant”) is authorized to issue 100,000,000 shares of common stock, $.00001 par value, of which 29,100,503 shares were issued and outstanding as of January 9, 2013. All of our outstanding shares of common stock are fully paid and nonassessable.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors.

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation, are entitled to share pro rata in any distribution to holders of common stock, subject to the right of holders of outstanding preferred stock, including those rights described below. Holders of our common stock have no preemptive rights.  There are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

The Registrant is authorized to issue 10,000,000 shares of preferred stock, $.00001 par value. We currently have

1,000,000 shares of Series A Preferred Stock (“Series A Stock”) outstanding as of January 9, 2013.

Voting Rights. Except as otherwise provided by law, the Series A Stock and the common stock vote together on all matters submitted to a vote of our shareholders. Each holder of Series A Stock is entitled to ten votes for each share of Series A Stock held of record by such holder as of the applicable record date on any matter that is submitted to a vote of the stockholders of the Registrant.

Series A Board Designee and Board Restrictions. In addition to the voting rights disclosed above, the holders of the Series A Stock shall be entitled to appoint one director (the “Series A Director”). No Board resolution regarding the following actions can be made without the affirmative vote of the Series A Director:

-any alteration of the rights, powers, preferences or restrictions for the Series A Stock or any series thereof, or the creation or authorization (by reclassification or otherwise) of any new class or series of equity securities of the Registrant having rights, powers, privileges, preferences or restrictions senior to or on a parity with any series of Series A Stock;

-the merger, amalgamation or consolidation of the Corporation;

-any increase or decrease in the authorized number of Series A Stock or any series thereof, or any increase or decrease in the authorized share capital;

-the execution of any filing for any bankruptcy, voluntary dissolution, winding-up, liquidation, recapitalization, reorganization, split-off, or spin-off;

-the sale or lease of, creation of any mortgage, charge, pledge, lien or other encumbrance (other than those created by operation of law) with respect to, or other disposition of any material assets of, the Registrant;

-the incurrence of any indebtedness or assumption of any financial obligation or the issue, assumption, guarantee or creation of any liability for borrowed money, the collective aggregate amount of which during any calendar year for the Registrant is in the excess of $500,000;

-the incurrence of any expenditure, or purchase of tangible or intangible assets, in the collective aggregate for the Registrant in excess of $500,000, or in excess of $1,000,000 over any twelve month period;

-the entering of any material agreement or contract for the purpose of merger and acquisition with any person or entity;

-the entering of any agreement or transaction (or any series of related transactions) with any of the affiliates, shareholders, members, directors or employees of the Registrant;

-the increase or decrease of the size of the Board or any committee thereof;

-the hiring, firing or dismissal of the chief executive officer, chief operating officer, chief financial officer or other key employee of the Registrant;

-the subscription or purchase of any shares, registered capital or other equity securities in any company or entity;

-the appointment and removal of any director(s) designated by the Registrant to the board of any entity invested by the Registrant or its affiliates;

-the amendment, alteration, waiver or repeal of any provision of the Bylaws, the Certificate of Incorporation or constitutional documents of the Registrant; and

-the agreement or commitment to any of the foregoing.

Dividends. The holders of Series A Stock are entitled to share equally with the holders of common stock, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Registrant as may be declared by the Board.

Liquidation. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Registrant, the holders of common stock and the holders of Series A Stock shall be entitled to share equally on a per share basis, in all assets of the Registrant of whatever kind available for distribution.

Conversion Rights. The holders of the Series A Stock have the right to convert their shares thereof at any time into shares of the Registrant's common stock. Each share of Series A Stock is convertible into one share of common stock.

If the Registrant in any manner subdivides or combines the outstanding shares of common stock, the outstanding shares of the Series A Stock will be subdivided or combined in the same manner.

Business Combinations. In any merger, consolidation, reorganization or other business combination, the consideration received per share by the holders the common stock and the holders of the Series A Stock in such merger, consolidation, reorganization or other business combination shall be identical; provided however, that if such consideration consists, in whole or in part, of certain equity interests, the rights and limitations of such equity interests may differ to the extent that the rights and limitations of the common stock and the Series A Stock differ.

Fully Paid and Nonassessable. All of our outstanding shares of preferred stock are fully paid and nonassessable.

Additional preferred stock may be authorized and issued in the future in connection with acquisitions, financings, or other matters, as the Board of Directors deems appropriate.  In the event that the Registrant issues any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Delaware.  The effect of this preferred stock designation power is that our Board of Directors alone, subject to Federal securities laws, applicable blue sky laws, and Delaware law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

Item 2. Exhibits.

Exhibit No.	Description
2.1	Acquisition Agreement dated August 24, 2012 between the Company and the shareholders of Action Holdings Financial Limited (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC on August 24, 2012)
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC on July 3, 2012)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the SEC on July 3, 2012)
4.1	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on July 3, 2012)
10.1	Reclassification Agreement between the Company and Mao Yi Hsiao, dated July 2, 2012 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC on July 3, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 24, 2013

CHINA UNITED INSURANCE SERVICE, INC.

By: /s/ Lo Chung Mei

Lo Chung Mei

Chief Executive Officer

(Principal Executive Officer)